COMMENTS RECEIVED ON DECEMBER 6, 2010

FROM EDWARD BARTZ

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Global Commodity Stock Fund

POST-EFFECTIVE AMENDMENT NO. 123

1. Fidelity Global Commodity Stock Fund

"Cover" (prospectus)

"In this prospectus, the term "shares" (as it relates to the fund) means the class of shares offered through this prospectus."

C: The Staff requests this language be deleted from the cover.

R: The language at issue was revised and relocated from the "Fund Summary" section to the cover page in response to SEC Staff comments received on November 3 and November 17, 2009 relating to 485(a) filings for Fidelity Charles Street Trust and Fidelity Fixed Income Trust. We continue to believe that the disclosure is important in light of our fund and class naming conventions, which can be confusing without additional explanation. Accordingly, we have not removed the disclosure.

2. Fidelity Global Commodity Stock Fund

"Fund Summary" (prospectuses)

"Fee Table"

"A The fund may invest in Fidelity Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. Fidelity Management & Research Company (FMR) has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than xx% for Fidelity Global Commodity Stock Fund.]"

C: The Staff requests that the footnote be deleted as it is not required by Item 3, Instruction 3(e) of the Form.

R: In response to SEC Staff comments received on November 3 and December 1, 2009 relating to 485(a) filings for Fidelity Charles Street Trust, we revised the disclosure at issue and relocated it to a footnote anchored to the Management Fee line item of the fee table. Instruction 3(e) to Item 3 provides for fee table disclosure of expense reimbursement or fee waiver arrangements that will reduce fund operating expenses for no less than one year from the effective date of a fund's registration statement. We note that, as required by Instruction 3(e), the disclosure at issue states that the arrangement will remain in effect for at least one year from the effective date of the prospectus and that it may be terminated by FMR, in its sole discretion, only after that year period ends. Accordingly, we propose to retain the disclosure. Please note that in in the fund's 485(b) filing, the final sentence of the footnote will read, "For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for the class."

3. Fidelity Global Commodity Stock Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in stocks of companies principally engaged in the energy, metals, and agriculture group of industries."

C: The Staff requests we include a reference to commodity stocks in the fund's investment strategy.

R: The fund does not have a principal investment strategy of investing in all types of commodity stocks, just in stocks of companies principally engaged in three particular commodities industries: energy, metals, and agriculture. For name test purposes, we believe it is reasonable to treat companies principally engaged in energy, metals, and agriculture as commodities companies. We understand that an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name, which we have done by identifying the three commodities sectors (or industries) on which the fund will focus. Accordingly, we have not modified disclosure.

4. Fidelity Global Commodity Stock Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Fund Summary" and "Investment Details" sections.

R: The fund has a principal investment strategy to invest in non-U.S. securities, including securities of issuers located in emerging markets, and we believe the current disclosure adequately conveys this strategy. Accordingly, we have not modified the disclosure.

5. Fidelity Global Commodity Stock Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in securities issued anywhere in the world."

C: The Staff would like us to disclose that a significant portion of securities are from countries outside of the United States.

R: We understand that the Staff takes the position that the term "global" connotes diversification among investments in a number of different countries throughout the world, and while the term "global" does not trigger application of Rule 35d-1, the Staff would expect funds using "global" in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund's current disclosure, which provides that FMR invests the fund's assets in securities issued anywhere in the world, including the United States, and normally allocates the fund's investments across different countries and regions, is consistent with the Staff's position. Accordingly, we have not modified disclosure.

6. Fidelity Global Commodity Stock Fund

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requested that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filing made on October 22, 2010 for the fund.

7. Fidelity Global Commodity Stock Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in stocks of companies principally engaged in the energy, metals, and agriculture group of industries. These companies may include, for example, integrated oil companies; companies engaged in the exploration and production of oil and gas; companies primarily involved in the production and mining of coal, related products, and other consumable fuels; fertilizer and agricultural chemicals companies; producers of aluminum and related products; companies engaged in producing or extracting metals and minerals; producers of gold, precious metals and minerals, and related products; producers of iron and steel; manufacturers of timber and related wood and paper products; and producers of agricultural products, including crop growers, owners of plantations, and companies that produce and process foods."

C: The Staff requests we include a reference to commodity stocks in the fund's investment strategy.

R: We believe the reference to stocks of companies principally engaged in the energy, metals, and agriculture group of industries is accurate and more appropriate than a general reference to commodity stocks, as the fund does not have a principal investment strategy to invest in all types of commodity stocks. See also Response #2.

8. Fidelity Global Commodity Stock Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we include the market capitalization strategy.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

9. Fidelity Global Commodity Stock Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Commodity-Linked Investing. The performance of commodity-linked notes and related investments may depend on the performance of the overall commodities markets and on other factors that affect the value of commodities, including weather, disease, and political, tax, and other regulatory developments. Commodity-linked notes may be leveraged. For example, a three-times leveraged note will change by a magnitude of three for every percentage change (positive or negative) in the value of the underlying index. Commodity-linked investments may be hybrid instruments that can have substantial risk of loss with respect to both principal and interest. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures, are subject to the credit risks associated with the issuer, and their values may decline substantially if the issuer's creditworthiness deteriorates. As a result, returns of commodity-linked investments may deviate significantly from the return of the underlying commodity, instruments, or measures."

C: The Staff requests that we add a corresponding strategy and risk to the "Fund Summary" section.

R: We believe that the disclosure under the sub-headings "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies and risks. Accordingly, we have not added disclosure. However, if the risk associated with investment in commodity-linked notes and related investments becomes a principal investment risk in the future, we will add disclosure at that time.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

11. Fidelity Global Commodity Stock Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The "Shareholder fees" and "Annual operating expenses" information should be presented as one table with all footnotes following the table in its entirety. The Staff believes that inserting footnotes after the "Shareholder fees" information results in two tables instead of one.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

12. Fidelity Canada Fund, Fidelity China Region Fund, and Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

(For Fidelity Canada Fund)
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Canadian market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Canadian market."

(For Fidelity China Region Fund)
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the Hong Kong, Taiwanese, and Chinese market as a whole, as measured by an index determined by FMR to be an appropriate measure of the Hong Kong, Taiwanese, and Chinese market."

(For Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may purchase the securities of any issuer, if as a result, no more than 35% of the fund's total assets would be invested in any industry that accounts for more than 20% of the EMEA market as a whole, as measured by an index determined by FMR to be an appropriate measure of the EMEA market."

C: The Staff questioned whether shareholder approval is needed to change the funds' indices. The Staff also asked that we explain how this policy is consistent with the Investment Company Act of 1940 (1940 Act) as evidenced by the First Australia no-action letter.

R: Shareholder approval is not required to change the index determined by FMR to be an appropriate measure of the local market indicated by the respective funds' names. Fidelity had numerous discussions with the SEC Staff in 1999 before this form of fundamental concentration policy was implemented for any of the Fidelity funds. The Fidelity form of policy differs from the policy at issue in the First Australia no-action letter in one respect: the Fidelity funds do not name a benchmark index as part of the fundamental policy. As a result of those conversations with the Staff, we are comfortable that the funds' concentration policies nevertheless are consistent with Section 8(b)(1) of the 1940 Act. We have previously discussed with the Staff that the Fidelity funds' benchmark indexes are not a part of their fundamental policies. We explained our concern about naming an index in part of a fundamental policy when at any time an index provider may discontinue the index, stop publishing it, or change the composition of the index. We were advised orally that inclusion of the index name in the fundamental policy was not required; instead it was only one factor in determining if Section 8(b) was satisfied. Currently, each of these funds uses a cap-weighted index designed by its provider to reflect the performance of the local equity market, and FMR believes the index is an appropriate measure of the fund's local markets based on index characteristics including the percentage of the total market capitalization covered, economic sector and industry representation, and the securities that make up the index. FMR could use a different index or additional indexes to represent the local market indicated by the respective funds' names in the future, but only if those indexes were determined to be appropriate based on the characteristics of the applicable index.

13. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.